Western Copper Corporation
(an exploration stage company)

Interim Consolidated Financial Statements
June 30, 2011
(unaudited)

(expressed in Canadian dollars)

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

CONSOLIDATED BALANCE SHEETS

		June 30, 2011	December 31, 2010
Expressed in Canadian dollars	Note	$	$

ASSETS

Cash and cash equivalents	-	2,811,789	1,630,698
Short-term investments	3	19,103,488	22,006,197
Other assets	-	472,829	188,552
CURRENT ASSETS		22,388,106	23,825,447

RECLAMATION BOND	-	80,300	80,300

PROPERTY AND EQUIPMENT	-	109,411	141,383

EXPLORATION AND EVALUATION ASSETS	4	76,515,156	73,402,621

ASSETS		99,092,973	97,449,751

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	-	1,348,932	1,240,539

DEFERRED TAX LIABILITY	-	1,945,136	1,945,136

LIABILITIES		3,294,068	3,185,675

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	5	103,714,478	99,352,358
CONTRIBUTED SURPLUS	-	27,880,372	29,271,320
DEFICIT	-	(35,795,945)	(34,359,602)

SHAREHOLDERS’ EQUITY		95,798,905	94,264,076

LIABILITIES AND SHAREHOLDERS’ EQUITY		99,092,973	97,449,751

Commitments	8

Approved by the Board of Directors

“Robert J. Gayton”	Director	“F. Dale Corman”	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	164,764	51,601	240,469	101,185
Filing and regulatory fees	60,345	21,710	198,650	64,916
Office and administration	444,163	572,364	866,402	1,131,454
Shareholder communication	147,439	145,683	268,787	271,455

LOSS BEFORE OTHER ITEMS	816,711	791,358	1,574,308	1,569,010

OTHER ITEMS
Foreign exchange	3,401	(2,292)	5,461	118
Interest income	(71,169)	(13,618)	(143,426)	(31,854)

LOSS BEFORE TAXES	748,943	775,448	1,436,343	1,537,274

Deferred tax expense	-	-	-	1,260,136

NET LOSS AND COMPREHENSIVE LOSS	748,943	775,448	1,436,343	2,797,410

BASIC AND DILUTED LOSS PER SHARE	0.01	0.01	0.02	0.04

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	92,407,957	80,329,981	92,013,107	79,843,196

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$
Cash flows provided by (used in)
OPERATING ACTIVITIES
Net loss for the period	(748,943)	(775,448)	(1,436,343)	(2,797,410)
ITEMS NOT AFFECTING CASH
Amortization	2,308	4,507	4,616	8,799
Common share donation	-	-	-	117,900
Stock-based compensation	82,162	119,682	188,549	202,504
Deferred tax expense	-	-	-	1,260,136
	84,470	124,189	193,165	1,589,339

Change in non-cash working capital items	(190,006)	271,866	(205,079)	(258,510)

OPERATING ACTIVITIES	(854,479)	(379,393)	(1,448,257)	(1,466,581)

FINANCING ACTIVITIES

Common share issuance costs	-	-	(317,715)	(2,217)
Exercise of stock options	2,451,050	437,263	2,708,458	452,763
Exercise of warrants	-	2,406,250	-	2,455,000

FINANCING ACTIVITIES	2,451,050	2,843,513	2,390,743	2,905,546

INVESTING ACTIVITIES

Sale of short-term investments	2,500,000	4,228,692	3,000,000	4,228,692
Exploration and evaluation expenditures	(1,790,482)	(5,013,024)	(2,761,395)	(6,872,390)

INVESTING ACTIVITIES	709,518	(784,332)	238,605	(2,643,698)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,306,089	1,679,788	1,181,091	(1,204,733)

Cash and cash equivalents – Beginning of period	505,700	551,610	1,630,698	3,436,131

CASH AND CASH EQUIVALENTS – END OF PERIOD	2,811,789	2,231,398	2,811,789	2,231,398

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
Expressed in Canadian dollars		$	$	$	$

JANUARY 1, 2010	79,275,036	77,772,857	25,715,857	(30,322,487)	73,166,227

Common share donation	90,000	117,900	-	-	117,900
Share issuance costs	-	(2,217)	-	-	(2,217)
Exercise of warrants	1,964,000	2,455,000	-	-	2,455,000
Transfer of warrant value	-	736,400	(736,400)	-	-
Exercise of stock options	533,500	452,763	-	-	452,763
Transfer of stock option value	-	524,067	(524,067)	-	-
Stock-based compensation	-	-	255,004	-	255,004
Net loss	-	-	-	(2,797,410)	(2,797,410)

JUNE 30, 2010	81,862,536	82,056,770	24,710,394	(33,119,897)	73,647,267

Financing – December 22, 2010	9,395,500	23,018,975	-	-	23,018,975
Share issuance costs	-	(1,700,012)	-	-	(1,700,012)
Warrants	-	(4,476,983)	4,476,983	-	-
Exercise of stock options	229,800	241,980	-	-	241,980
Transfer of stock option value	-	211,628	(211,628)	-	-
Stock-based compensation	-	-	295,571	-	295,571
Net loss	-	-	-	(1,239,705)	(1,239,705)

DECEMBER 31, 2010	91,487,836	99,352,358	29,271,320	(34,359,602)	94,264,076

Exercise of stock options	1,487,734	2,708,458	-	-	2,708,458
Transfer of stock option value	-	1,653,662	(1,653,662)	-	-
Stock-based compensation	-	-	262,714	-	262,714
Net loss	-	-	-	(1,436,343)	(1,436,343)

JUNE 30, 2011	92,975,570	103,714,478	27,880,372	(35,795,945)	95,798,905

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

1.	NATURE OF OPERATIONS

Western Copper Corporation (“Western Copper” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Canada. The Company is incorporated in British Columbia, Canada. Its head office is located in Vancouver, British Columbia.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

2.	BASIS OF PRESENTATION AND ADOPTION OF IFRS

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 - Interim Financial Reporting and IFRS 1 – First- time Adoption of IFRS. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim consolidated financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 11 discloses the impact of the transition to IFRS on the Company’s reported equity as at June 30, 2010 and comprehensive income for the three and six months ended June 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these interim consolidated financial statements are based on IFRS effective for the year ending December 31, 2011, as issued and outstanding as of August 11, 2011, the date the Board of Directors approved these financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements and the notes thereto for the year ended December 31, 2010, prepared in accordance with Canadian generally accepted accounting principles, and the Company’s interim consolidated financial statements for the quarter ended March 31, 2011, prepared in accordance with IFRS.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 10, ‘Consolidated Financial Statements’, IFRS 11, ‘Joint Arrangements’, IFRS 12, ‘Disclosure of Interests in Other Entities’, IAS 27, ‘Separate Financial Statements’, IFRS 13, ‘Fair Value Measurement’ and amended IAS 28, ‘Investments in Associates and Joint Ventures’. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of financing proceeds, and income and mining taxes. Differences may be material.

3.	SHORT-TERM INVESTMENTS

	June 30, 2011	December 31, 2010
Expressed in Canadian dollars	$	$

Guaranteed Investment Certificates	19,000,000	22,000,000
Accrued interest	103,488	6,197

SHORT-TERM INVESTMENTS	19,103,488	22,006,197

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in part at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment. Short-term investments held at June 30, 2011 bear interest rates ranging from 1.3% - 1.35% per year.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

4.	EXPLORATION AND EVALUATION ASSETS

		Canada
		Yukon	British	Northwest
			Columbia	Territories
	Casino	Carmacks	Island Copper	Redstone	TOTAL
Expressed in Canadian dollars	$	$	$	$	$

JANUARY 1, 2010	22,710,511	15,786,163	13,596,905	8,769,525	60,863,104

Advance royalty	-	100,000	-	-	100,000
Claims maintenance	25,151	210	-	65,099	90,460
Detailed engineering	-	48,940	-	-	48,940
Engineering studies	1,251,250	-	-	-	1,251,250
Exploration	6,187,151	-	29,101	252,643	6,468,895
Permitting	3,255,525	777,806	-	-	4,033,331
Salary and wages	269,290	143,653	-	-	412,943
Share-based payments	97,746	35,952	-	-	133,698

DECEMBER 31, 2010	33,796,624	16,892,724	13,626,006	9,087,267	73,402,621

Advance royalty	-	100,000	-	-	100,000
Claims maintenance	3,572	2,835	-	-	6,407
Engineering studies	471,612	-	130,646	-	602,258
Exploration	637,153	-	262,721	69,196	969,070
Permitting	987,782	185,714	10,093	-	1,183,589
Salary and wages	107,465	14,795	54,786	-	177,046
Share-based payments	47,029	4,497	22,639	-	74,165

JUNE 30, 2011	36,051,237	17,200,565	14,106,891	9,156,463	76,515,156

a.	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in Yukon, Canada.

Should it make a production decision, Western Copper is required to make a cash payment of $1 million. Production from the claims is also subject to a 5% net profits interest.

b.	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in Yukon, Canada.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. At June 30, 2011, Western Copper had made $800,000 in advance royalty payments.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

c.	Island Copper (100% - British Columbia, Canada)

The Island Copper property consists of three blocks of mineral claims located on northern Vancouver Island, British Columbia, Canada. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to the previous owner of the claims. The payment method is at the election of Western Copper. The previous owner also maintains the right to explore for non-metallic minerals on the Apple Bay claims.

d.	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises mining leases and mineral claims in the western part of the Northwest Territories. Should production be achieved, the mining leases are subject to a net smelter royalty of between 3% and 4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

	•	3% if the price is less than, or equal to US$0.75 per pound;
	•	3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
	•	4% if the price is greater than US$1.00 per pound.

5.	SHARE CAPITAL

a.	Share capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value

Issued and outstanding	92,975,570 common shares

b.	Financing

On December 22, 2010, Western Copper issued 9,395,500 units at a price of $2.45. Each unit comprised one common share of the Company and half of one warrant. Each whole warrant is exercisable for one common share of the Company at a price of $3.45 and expires on December 22, 2012. The agent was paid a cash commission equal to 6.0% of gross proceeds.

The fair value assigned to the warrants was $4,476,983. The fair value of the warrants was calculated using the Black-Scholes option pricing model and was based on the following assumptions:

Expected stock price volatility	114%
Expected term, in years	2.0
Average risk-free interest rate	1.66%
Expected dividend yield	-

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

6.	WARRANTS AND STOCK OPTIONS

	a.	Warrants

There was no change to the number of warrants outstanding as at December 31, 2010 during the six months ended June 30, 2011.

Warrants outstanding at June 30, 2011 are as follows:

Warrants outstanding,	Number of	Average
by exercise price	warrants	remaining
		contractual life
Expressed in Canadian dollars		years

$2.50	86,000	0.43
$2.60	2,150,000	1.43
$3.45	4,697,750	1.48

JUNE 30, 2011	6,933,750	1.45

b.	Stock options

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 24, 2009, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At June 30, 2011, the Company could issue an additional 6,631,957 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding at June 30, 2011 and the changes for the period then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
Expressed in Canadian dollars		$

DECEMBER 31, 2010	4,203,334	1.41

Exercised	(1,487,734)	1.82
Expired	(16,666)	0.97
Forfeited	(33,334)	0.89

JUNE 30, 2011	2,665,600	1.19

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

Stock options outstanding at June 30, 2011 are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
		$	contractual life
Expressed in Canadian dollars			years

$0.60 - 0.86	1,250,600	0.76	3.57
$1.25	695,000	1.25	1.52
$1.64 – 2.02	720,000	1.87	2.13

JUNE 30, 2011	2,665,600	1.19	2.65

Of the total stock options outstanding, 1,720,599 were vested and exercisable at June 30, 2011. The weighted average exercise price of vested stock options is $1.26 and the average remaining contractual life is 1.89 years.

7.	SHARE-BASED PAYMENTS

Costs associated with share-based payments have been allocated to the following line items:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

STATEMENT OF LOSS

ADMINISTRATIVE EXPENSES
Office and administration	62,942	113,734	150,320	188,116
Shareholder communication	19,220	5,948	38,229	14,388
	82,162	119,682	188,549	202,504

BALANCE SHEET

EXPLORATION AND EVALUATION ASSETS
Casino	16,993	12,477	47,029	27,545
Carmacks	3,051	6,206	4,497	24,955
Island Copper	14,882	-	22,639	-
	34,926	18,683	74,165	52,500

SHARE-BASED PAYMENTS	117,088	138,365	262,714	255,004

The value of share-based payments is determined at the time of grant using the Black-Scholes option pricing model.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

The Company last granted stock options on November 4, 2010. On that date, Western Copper granted 100,000 stock options to an employee at an exercise price of $1.64 per common share. The fair value assigned to the stock options is $106,747. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	104%
Expected option term, in years	3.12
Average risk-free interest rate	1.57%
Expected dividend yield	-
Expected forfeiture rate	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or warrants granted and/or vested during the period.

8.	COMMITMENTS

The Company has an agreement to lease office space in Vancouver, British Columbia until May 31, 2014. The total amount of payments remaining during the course of the agreement as at June 30, 2011 is $624,000. Of this amount, $212,000 is due within the next twelve months.

Commitments related to exploration and evaluation assets are described in note 4.

9.	RELATED PARTY TRANSACTIONS

The Company’s related parties include its directors and officers. The remuneration of directors and officers during the period was as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

Salaries and director fees	211,650	314,630	419,301	550,580
Share-based payments	83,546	102,227	188,264	194,220

RELATED PARTY TRANSACTIONS	295,196	416,857	607,565	744,800

Share-based payments represent the fair value of stock options previously granted to directors and officers that was amortized during the period.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

10.	SEGMENTED INFORMATION

	a.	Operating segment

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada.

	b.	Geographic information

All interest income is earned in Canada and all assets are held in Canada.

11.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

IFRS use a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement, and disclosure. While adoption of IFRS has not changed the Company’s cash flows, it has resulted in changes to the Company’s balance sheet and statement of loss and comprehensive loss. In order to allow the users of the financial statements to better understand these changes, the Company has reconciled its Canadian GAAP balance sheet as at June 30, 2010 and its statements of loss and comprehensive loss for the three and six months ended June 30, 2010 to IFRS. The differences are explained in the analysis below.

	a.	Deferred tax

Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Under Canadian GAAP, all of the deferred tax liability balance as at January 1, 2010 related to Western Copper’s purchase of the Casino, Island Copper, and Redstone properties through the Company’s acquisition of Lumina Resources Corp. in 2006. As a result of implementing IFRS, the Company eliminated the deferred tax liability recorded on the acquisition, including any adjustments to the deferred tax liability balance since it was first recorded. Accordingly, Western Copper also reduced the carrying value of its exploration and evaluation assets by $11.9 million.

	b.	Flow-through common shares and units

Under IFRS, the net proceeds from flow-through shares issued as a part of an equity unit are allocated on a pro-rata basis between the equity instruments issued as part of the financing and the implied premium paid by investors for the tax benefit they receive as a result of acquiring the flow- through shares. The calculated tax benefit is recognized as a liability until the Company renounces the related exploration expenditures, at which point the liability is reversed and recorded as a tax recovery on the statement of loss. Canadian GAAP does not recognize the fair value of any implied tax benefits.

Under IFRS, when flow-through exploration expenditures are renounced, the related deferred tax is recognized as a tax expense on the statement of loss. Under Canadian GAAP, the deferred tax on the renouncement of flow-through exploration expenditures amounts reduced share capital.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

Upon transition to IFRS, the Company adjusted the allocation of the net proceeds received from the two flow-through unit financings that it completed in 2009. As a result, a flow-through share premium of $685,000 was recognized at January 1, 2010. The allocation of net proceeds to the flow-though share premium decreased the amount allocated to the flow-through shares and to the warrants issued as part of the financing. The flow-through share premium was reversed during the three months ended March 31, 2010.

The transition to IFRS led to a tax expense relating to the renouncement of flow-through exploration expenditures during the three months ended March 31, 2010. This amount was partly recovered as a result of the recognition of previously unrecognized deferred tax assets. The net tax expense totaled $1.3 million.

The Canadian GAAP balance sheet as at June 30, 2010 has been reconciled to IFRS as follows:

		June 30, 2010
		Canadian	Effect of	IFRS
		GAAP	transition to IFRS
Expressed in Canadian dollars		$	$	$
ASSETS	Ref
CURRENT ASSETS	-	8,540,919	-	8,540,919
RECLAMATION BOND	-	80,300	-	80,300
PROPERTY AND EQUIPMENT	-	173,353	-	173,353
EXPLORATION AND EVALUATION ASSETS	a	80,893,851	(11,927,540)	68,966,311
ASSETS		89,688,423	(11,927,540)	77,760,883
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	-	2,168,480	-	2,168,480
DEFERRED TAX LIABILITY	a,b	12,472,501	(10,527,365)	1,945,136
LIABILITIES		14,640,981	(10,527,365)	4,113,616
SHAREHOLDERS’ EQUITY
SHARE CAPITAL	b	79,790,495	2,266,275	82,056,770
CONTRIBUTED SURPLUS	b	24,851,014	(140,620)	24,710,394
DEFICIT	a,b	(29,594,067)	(3,525,830)	(33,119,897)
SHAREHOLDERS’ EQUITY		75,047,442	(1,400,175)	73,647,267
LIABILITIES AND SHAREHOLDERS’ EQUITY		89,688,423	(11,927,540)	77,760,883

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	(unaudited)

The Canadian GAAP statement of loss and comprehensive loss for the three months ended June 30, 2010 has been reconciled to IFRS as follows:

	For the three months ended June 30, 2010
	Canadian GAAP	Effect of	IFRS
		transition to IFRS
	$		$

LOSS AND COMPREHENSIVE LOSS	775,448	-	775,448

BASIC AND DILUTED LOSS PER SHARE	0.01		0.01

The Canadian GAAP statement of loss and comprehensive loss for the six months ended June 30, 2010 has been reconciled to IFRS as follows:

		For the six months ended June 30, 2010
		Canadian GAAP	Effect of	IFRS
			transition to IFRS
	Ref.	$		$
LOSS BEFORE TAXES		1,537,274	-	1,537,274
Tax expense	a,b	-	1,260,136	1,260,136
LOSS AND COMPREHENSIVE LOSS		1,537,274	1,260,136	2,797,410
BASIC AND DILUTED LOSS PER SHARE		0.02		0.04